DALE MATHESON
CARR-HILTON LABONTE
CHARTERED ACCOUNTANTS

Partnership of:

Robert J. Burkart, Inc. | James F. Carr-Hilton, Ltd.
Alvin F. Dale, Ltd. | Peter J. Donaldson, Inc.
Wilfred A. Jacobson, Inc. | Reginald J. LaBonte, Ltd.
Robert J. Matheson, Inc. | Fraser G. Ross, Ltd.
Brian A. Shaw, Inc. | Anthony L. Soda, Inc.

August 10, 2005

U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth St. N.W.
Washington DC 20549

Re: SE Global Equities Corp. – Proxy Statement

Dear Sirs:

As independent registered public accountants, we hereby consent to the inclusion or incorporation by reference in this Proxy Statement dated August 10, 2005, of the following:

- Our report to the Stockholders and Board of Directors of SE Global Equities Corp. dated February 28, 2005 on the financial statements of the Company as at December 31, 2004 and 2003 and for the years then ended.

Yours truly,

Dale Matheson Carr-Hilton LaBonte

Dale Matheson Carr-Hilton LaBonte
Chartered Accountants
Vancouver, British Columbia

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